Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:	5 December 2007	No of sheets:	1

SUPPL

Current report 65/2007

The Management Board of KGHM Polska Miedź S.A. announces that on 5 December 2007 it consented to the sale of newly issued shares of Telefonia Dialog S.A. by means of a public offering, as well as to pursue admittance of Telefonia Dialog S.A. shares to trading in the regulated market in Poland. KGHM Polska Miedź S.A. owns 100 percent of all shares of Telefonia Dialog S.A. It is contemplated that, subsequent to the offer of newly issued shares, participation of KGHM Polska Miedź S.A. in the capital of Telefonia Dialog S.A. will be not less that 65 percent of all shares.
The owner's final decision as to the initial public offering of Telefonia Dialog S.A. shares will occur upon completion of the book-building process.

Legal basis: art. 56 sec.1 point 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws Nr 184, item 1539)



WICEPREZES ZARZĄDU

Marek Fusiński

END